SHEARMAN & STERLING LLP

美国谢尔曼·思特灵律师事务所

12TH FLOOR EAST TOWER | TWIN TOWERS | B-12 JIANGUOMENWAI DAJIE | BEIJING | 100022

WWW.SHEARMAN.COM | T +86.10.5922.8000 | F +86.10.6563.6000

RESIDENT PARTNERS
Lee Edwards
Ling Huang
Alan D. Seem
Admitted In New York

Writer's Email Address: December 8, 2010
alan.seem@shearman.com

Writer's Direct Number:
(8610) 5922-8002

Peggy Kim, Esq.
Special Counsel
Office of Mergers & Acquisitions
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-3628

Re: Qiao Xing Mobile Communication Co., Ltd.
        Form 6-K filed on September 22, 2010
        File No. 1-33430

Dear Ms. Kim:

        I refer to your letter to Mr. Wu Zhi Yang, dated December 1, 2010, relating to
Qiao Xing Mobile Communication Co., Ltd. ("QXM" or the "Company") Form 6-K filed
with the U.S. Securities and Exchange Commission (the "Commission") on September 22,
2010 (the "Form 6-K").

        Set forth below are the Company's responses to the comments contained in the
letter dated December 1, 2010 from the staff of the Commission (the "Staff") (the numbered
paragraphs below correspond to the paragraphs of the Staff's comment letter, which have
been retyped below in bold for your ease of reference).

Form 6-K

1.   **We note that the Special Committee is working on responding to the XING offer.
        Please be aware that if QXM recommends that its shareholders accept the XING**

December 8, 2010

Page 2

offer, then the issuer will be considered to be engaged in the going private transaction and will be required to be a filing person on Schedule 13E-3. Please see Question 101.03 section of the Division's Compliance and Disclosure Interpretations. Please note that each filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3.

The Company confirms its understanding of the requirements and the special committee of the Company is still considering the transaction. If the committee recommends that the shareholders accept the XING offer, the Company will make the requisite filings.

2.   **Please consider updating your disclosure to indicate when a response will be provided regarding the XING offer.**

The Company respectfully submits that the special committee of the Company plans to release an update on the process and timing of the transaction within the next week. Such update will be filed under Form 6-K.

****

December 8, 2010

Page 3

At your request, the Company hereby acknowledges that: (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter, you may reach me by telephone at my office in Beijing, China at (8610) 5922-8002, on my cell phone at (86) 1391-012-7951 by fax at (8610) 6563-6002 or by e-mail at alan.seem@shearman.com.

Sincerely yours,

Alan Seem

SHEARMAN & STERLING LLP
美国谢尔曼·思特灵律师事务所

12TH FLOOR EAST TOWER | TWIN TOWERS | B-12 JIANGUOMENWAI DAJIE | BEIJING | 100022

WWW.SHEARMAN.COM | T +86.10.5922.8000 | F +86.10.6563.6000

FAX COVER SHEET

December 8, 2010

To:	*Firm*	*Location*	*Fax Number*	*Office Phone*
Peggy Kim Special Counsel	Office of Mergers & Acquisitions United States Securities and Exchange Commission		+1.202.772.9203	+1.202.551.3411

From:			*Fax Number*	*Office Phone*
Alan Seem	Shearman & Sterling LLP		+86.10.6563.6002	+86.10.5922.8002

Pages transmitted (including cover sheet): 4

Comments: Please see the attached.

BJDOCS01/62265.1A